FORM 6-K

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16

of the Securities Exchange Act of 1934

For the month of December, 2008

Commission File Number 1-11130

(Translation of registrant’s name into English)

54, rue La Boétie

75008 Paris — France

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F	Form 40-F

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b) (1): ___

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b) (7): ___

Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furrnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes	No

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82____

Press release

Alcatel-Lucent’s board appoints four new directors

Paris, December 12, 2008 – Alcatel-Lucent’s board of directors announced today the appointment of four new directors:

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Stuart Eizenstat, Partner of Covington & Burling LLP, former Deputy Secretary, US Department of the Treasury,

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Louis Hughes, CEO of GBS Laboratories LLC, former President of Lockheed Martin, former President of GM International Operations, who will chair the newly formed Technology committee of the board,

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Jean Monty, former Chairman and CEO of BCE Inc (which owns Bell Canada), who will chair the Audit and Finance committee of the board,

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Olivier Piou, CEO of Gemalto.

Following the resignation of Jozef Cornu and Daniel Lebègue as of today, the board also includes:

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Daniel Bernard who will chair the Corporate Governance and Nominations Committee,

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Frank Blount,

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Philippe Camus, Chairman of the board,

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Lady Jay,

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Jean-Cyril Spinetta who will chair the Compensation Committee,

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Ben Verwaayen, Chief Executive Officer.

In addition, two non-voting observers representing the employees who are shareholders participate to the board:

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Jean-Pierre Desbois,

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Patrick Hauptmann.

Jozef Cornu will remain in his current positions of member of Alcatel-Lucent Deutschland AG’s supervisory board and Chairman of Alcatel-Lucent Bell NV’s board.

Commenting today’s appointments, Philippe Camus said: “ I first would like to warmly thank Jozef Cornu and Daniel Lebègue for their contribution over the past years. I would like to welcome the four new board members. I know that they will bring a lot of value and expertise to Alcatel-Lucent and, adding to the skills of the existing board members, reinforce the efficiency of the governance of our company. After one hundred days at the helm of Alcatel-Lucent we have achieved major milestones. We have a new management under the leadership of Ben Verwaayen. Ben has redesigned a new business model allocating the highest priority to customer satisfaction. We have deeply changed the board and the way it operates to support the management. Furthermore, we are about to reach an agreement to sell our Thales shares. Alcatel-Lucent is today in full thrust to cope with a very challenging environment”.

About Alcatel-Lucent

Alcatel-Lucent (Euronext Paris and NYSE: ALU) is the trusted partner of service providers, enterprises and governments worldwide, providing solutions that deliver voice, data and video communication services to end-users. A leader in fixed, mobile and converged broadband networking, IP technologies, applications and services, Alcatel-Lucent leverages the unrivalled technical and scientific expertise of Bell Labs, one of the largest innovation powerhouses in the communications industry. With operations in more than 130 countries and the most experienced global services organization in the industry, Alcatel-Lucent is a local partner with a global reach. Alcatel-Lucent achieved revenues of Euro 17.8 billion in 2007 and is incorporated in France, with executive offices located in Paris. For more information, visit Alcatel-Lucent on the Internet: http://www.alcatel-lucent.com

Alcatel-Lucent Press Contacts

Régine Coqueran	Tel: + 33 (0)1 40 76 49 24	regine.coqueran@alcatel-lucent.com
Stéphane Lapeyrade	Tel: + 33 (0)1 40 76 12 74	Stephane.lapeyrade@alcatel-lucent.com

Alcatel-Lucent Investor Relations

Rémi Thomas	Tel: + 33 (0)1 40 76 50 61	remi.thomas@alcatel-lucent.com
Tom Bevilacqua	Tel: + 1908-582-7998	bevilacqua@alcatel-lucent.com
Tony Lucido	Tel: + 33 (0)1 40 76 49 80	alucido@alcatel-lucent.com
Don Sweeney	Tel: + 1 908 582 6153	dsweeney@alcatel-lucent.com

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Alcatel-Lucent

Date: December 12 , 2008	By:	/s/ Paul Tufano
Paul Tufano
Chief Financial Officer